Exhibit 1

Yahoo! reported its first-quarter earnings on Tuesday, and we have a number of questions for the company’s management and board. If you have your own questions for Yahoo!’s leadership, we’d like to hear from you.  Email us at info@valueyahoo.com.

QUESTIONS FOR YAHOO!’S MANAGEMENT AND BOARD
1. How does Yahoo!’s proposed operating plan differ substantively from those of the last 3 CEO’s?
2. What are management’s financial targets for 2012?
3. Should investors expect to realize the cost savings from the announced headcount reductions in Yahoo!’s operating profits, or will the savings be “reinvested” in Yahoo!’s latest operating plan?
4. Does the previously announced headcount reduction represent the full extent of cost reductions investors should expect?
5. What is management’s plan to address the display ad business?
6. Please provide examples of the data driven product initiatives Mr. Thompson announced were coming “sooner rather than later”.
7. What is the status of the sales force turnaround begun in mid-2011? ● Will recent sales leadership changes re-set sales productivity expectations?
8. What is the status of these key initiatives announced last year: ● APT 2.0/APT and RMX convergence ● Project Rewire ● User log-in traction
9. What is the latest assessment of the Microsoft search agreement’s progress? ● How has the revenue per search (RPS) delivered by Microsoft fared versus pre-partnership levels and industry peers?
10. What happened to the cost savings that the Microsoft search agreement was expected to provide?
11. Investor Communications:
● What is Yahoo!’s view on and outlook for the Asian stakes, particularly Alibaba?
● What kind of window (timeframe) is Yahoo!’s latest management team and Board asking for from investors with respect to the most recent operational turnaround strategy?

12. Facebook Lawsuit:
● Please provide the rationale and expectations behind the lawsuit
● Did the Board authorize it?
● Has the Board considered alternative paths to unlocking the value of Yahoo’s patent portfolio?

13. Asian Stakes: ● After over a year of talks, what is the status of the monetization of Yahoo! Japan? What hurdles remain?
14. What is the status of the Alibaba Group discussions? ● How is management approaching fair value of this asset? ● What is management’s view of the Alibaba Group value?
15. To the extent a rationalization of one or more Asian stakes is realized, what is Yahoo!’s plan for the proceeds?
● Will Yahoo!’s leadership commit to a return of substantially all cash proceeds to investors?

16. To the extent a rationalization of one or more Asian stakes is realized what is Yahoo!’s approach to assets contributed to Yahoo! as part of a tax efficient transaction?
● Does Yahoo!’s leadership believe it can integrate acquisitions or contributed assets? If so, why?
● Does Yahoo!’s leadership support transactions that would be dilutive to the multiple of Yahoo!’s core business?

17. Please explain why Daniel S. Loeb, as a representative of Yahoo!’s largest outside investor, would not be a good steward of investor interests and a valuable addition to the Board.
18. When will the 2012 shareholder meeting be held?